File No. 70-9541



                                 UNITED STATES OF AMERICA
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

Application of Northeast
Utilities, The Connecticut   )
Light and Power Company,     )
Public Service Company of    )             CERTIFICATE PURSUANT TO
New Hampshire, Western       )             RULE 24 UNDER THE PUBLIC
Massachusetts Electric       )             UTILITY HOLDING COMPANY ACT
Company, North Atlantic      )             OF 1935
Energy Corporation , NU      )
Enterprises, Inc., Northeast )
Generation Company,          )
Northeast Generation         )
Services Company, Select     )
Energy, Inc., Select Energy  )
Portland Pipeline, Inc.,     )
HEC Inc., Select Energy      )
Contracting, Inc., Reeds     )
Ferry Supply Co., Inc.,      )
HEC Energy Consulting        )
Canada, Inc. on Form U-1     )

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing payment of dividends, share repurchases and share issuance in connection with restructuring by NU and certain subsidiaries (HCAR. No. 27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended June 30, 2000, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.


The Connecticut Light and Power Company (CL&P)

                                                 As of June 30, 2000
                                               ----------------------
                                               (thousands
                                               of dollars)        %
                                               -----------      -----

Common shareholders' equity:
  Common shares                              $   75,849           3.4%
  Capital surplus, paid in                      415,371          18.7
  Retained earnings                             192,311           8.7
  Total Common shareholders' equity             683,531          30.8
Preferred stock                                 216,200           9.8
Long-term and short-term debt                 1,316,669          59.4
                                             ----------         -----
                                             $2,216,400         100.0%
                                             ==========         =====

A common dividend of $24,999,777.66 was paid to NU.


North Atlantic Energy Corporation (NAEC)

                                                 As of June 30, 2000
                                               ----------------------
                                               (thousands
                                               of dollars)        %
                                               -----------      -----

Common shareholders' equity:
  Common shares                              $        1           0.0%
  Capital surplus, paid in                      160,999          32.3
  Retained earnings                               1,777           0.4
  Total Common shareholders' equity             162,777          32.7
Long-term and short-term debt                   335,000          67.3
                                             ----------         -----
                                             $  497,777         100.0%
                                             ==========         =====

A common dividend of $7,000,000.00 was paid to NU.

There were no dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

   The current senior debt ratings issued by Standard and Poor's Corporation of CL&P, WMECO and Public Service Company of New Hampshire (PSNH) are each BBB-, which is an investment grade rating. None of the other applicants have senior debt ratings.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO, and NAEC. NU represents that during the quarter ended June 30, 2000, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

   Internal cash funds available during the quarter were not supplemented with external borrowings during the quarter.


                                             Net cash flows
                  Cash     Net cash flows      (used in)/     Net cash flows
               beginning    provided by       provided by       (used in)          Cash
               of period     operating         investing        financing      end of period
              04/01/2000    activities         activities       activities       06/30/2000
              ----------   --------------    --------------   --------------   -------------
                                         (Thousands of Dollars)
CL&P           $  6,527       $45,792           $ (5,342)        $(36,428)        $ 10,549

PSNH            248,365        11,696            (15,610)         (26,325)         218,126

WMECO               167        26,271            (20,227)          (6,099)             112

NAEC                104        23,746             53,150          (77,000)            -



                                       SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



                                        /s/ John J. Roman
                                            -----------------------------
                                            John J. Roman
                                            Vice President and Controller
                                            Northeast Utilities
                                            P.O. Box 270
                                            Hartford, CT 06141-0270
                                            August 25, 2000